UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

Commission File Number:  001-35563

PEMBINA PIPELINE CORPORATION

(Name of registrant)

(Room #39-095) 4000, 585 8th Avenue S.W.
Calgary, Alberta T2P 1G1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference as an exhibit to the Registration Statement on Form F-10 (File No. 333-261207) of Pembina Pipeline Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEMBINA PIPELINE CORPORATION

Date:	November 3, 2022	By:	/s/ Cameron J. Goldade
Name: Cameron J. Goldade
Title: Senior Vice President & Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Q3 2022 Management's Discussion and Analysis & Financial Statements
99.2	CEO Certificate
99.3	CFO Certificate